[Pure Cycle Letterhead]

July 17, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:  Anita Karu

Re:	Pure Cycle Corporation
Registration Statement on Form S-3
Filed April 24, 2007
File No. 333-142335

Dear Ms. Karu

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Pure Cycle Corporation hereby requests that the effective date of the Registration Statement on Form S-3, Registration No. 333-142335 (the “Registration Statement”), be accelerated so that the same will become effective at 11 a.m. Eastern Daylight Time, on July 19, 2007, or as soon thereafter as practicable.

Please advise the undersigned at (303) 292-3456 or Wanda J. Abel of Davis Graham & Stubbs LLP at (303) 892-7314 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Mark W. Harding

Mark W. Harding

President

cc:  Wanda J. Abel